Exhibit 99.1

Canopy Growth drives revenue with 94% increase in recreational dried cannabis sales in first quarter of fiscal 2020

Adjusted EBITDA up more than $5M (CDN) versus prior quarter;
Company positioned to bring CBD products to U.S. market by end of fiscal 2020;
Record harvest of over 40,000 kg

KEY HIGHLIGHTS

  Generated net revenue1 of $90.5 million in Q1 2020.
  Adjusted EBITDA of $(92.0M) up $5.7M versus Q4 2019 inclusive of investments in US CBD expansion activity.
  Increased dried cannabis sales in the Canadian recreational market by 94% over Q4 2019.
  Harvested 40,960 kilograms exceeding expectations in the quarter, an increase of 183% over Q4 2019.
  Increased international medical cannabis revenue by 209% versus Q1 2019.
  Filed 56 patent applications in the quarter, bringing the company's patent portfolio to an industry-leading 111 patents and 270 patent applications.
  On track to unveil portfolio of value-add, higher-margin products in various form factors in October 2019.
  One-time, non-cash charge on extinguishment of warrant liability biggest contributor to net loss in the quarter.

[1] Includes negative impact of revenue adjustments which represent the Company's estimate of variable consideration that may result from rights of return given speed of retail store roll-outs, and which primarily relate to oils and softgels, and the impact from other revenue adjustments on excise taxes.

Canopy Growth drives revenue with 94% increase in recreational dried cannabis sales in first quarter of fiscal 2020 (CNW Group/Canopy Growth Corporation)

SMITHS FALLS, ON, Aug. 14, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) today announced its financial results for the first quarter ended June 30, 2019. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated. This press release is intended to be read in conjunction with the Company's Condensed Interim Consolidated Financial Statements and Management Discussion & Analysis for the three months ended June 30, 2019, which and will be filed on SEDAR (www.sedar.com) and will be available at www.canopygrowth.com.

In first quarter fiscal 2020, Canopy Growth harvested 40,960 kg of product, surpassing its previous estimate of 34,000 kilograms. The Q1 harvest is the first full-scale harvest since the retrofitting of its large-scale greenhouse facilities started in calendar 2018, and with a majority of the work completed at Mirabel, Delta, and Aldergrove facilities, the Company is now shifting its focus to optimizing these facilities for yield and cost.  The Company believes these efforts will contribute to both revenue growth and gross margin improvements in coming months.  The recent Q1 harvest demonstrates the Company's ability to scale production of 'high-THC' strains of cannabis, representing over 70% of the harvest, which positions the Company to better meet the burgeoning demand for high-THC products in retail.  The Company also saw a steady increase of recreational retail sales which continues to be the primary channel for reaching new consumers.

"The Company has two primary objectives as we complete Q1 2020 and look to the remainder of the fiscal year," said Mark Zekulin, CEO, Canopy Growth.  "First, the Company remains focused on laying the foundation for dominance in an emerging global opportunity. This means investments in developing intellectual property, building brands, building international reach, and ensuring scaled production capability for current and future products.  Second, we are fixated on the process of evolving from builders to operators over the remainder of this fiscal year, meaning that as our expansion program comes to a close in Canada, and as new value-add products come to market in Canada, we demonstrate a sustainable, high margin, profitable Canadian business."

"Fiscal 2020 is going to be another exciting time for the cannabis industry as we close in on the launch of new product formats.  Our recent harvests are proof that our focus on operational excellence is working, and we look forward to showing both our Canadian and U.S. customers what we've been working on behind the scenes to prepare for the next wave of products coming later this year," said Zekulin.  "Internationally we are now executing on the infrastructure we have spent the last several years building, with just under 1,000 kg or kg equivalents of dried flower, oil and softgel products exported from Canada since April 1, and domestic, commercial production now underway in Germany (C3), Denmark (Spectrum Therapeutics) and the United States (CBD only)."

In Canada, the Company believes that macro events are increasingly relevant to its performance today and through the remainder of the fiscal year. Having built an ambitious sales and operations structure, the Company looks forward to the successful launch of new cannabis formats and an acceleration in store openings across the country. Today, both Ontario and Quebec – Canada's two most populous provinces – have one store for every 595,000 and 495,000 people, respectively, versus a saturation rate in Colorado, for example, of 10,000. The Company as such applauds announcements by both provinces to license further retail locations.  The Company will continue to examine alignment of its strategy to market dynamics as the Canadian retail landscape unfolds, but remains confident in its Canadian plans today, the long-term potential of the Canadian market, and Canopy's positioning to succeed as the market develops.

In the United States market, our team has been actively developing a range of high-quality CBD products and product marketing plans and securing the production resources necessary to bring products to the U.S. market by the end of this fiscal year. The Company has developed a broad CBD product offering that includes skincare and cosmetics, topical creams, vape products, beverages, edibles, oils and softgels, and remains on track to unveil CBD products this fiscal year.

The Company has been working since this past January to identify and contract a robust, scalable supply chain to get CBD products into the market.  In addition to the thousands of acres of hemp planted in the United States, the U.S. team has already procured quantities of hemp biomass for processing.  The Company's supply chain will be augmented, starting next fiscal year, by corporate assets including extraction and production resources at the Company's facility in Kirkwood, New York as well as additional manufacturing facilities for producing vape and beverage products, in select locations in the United States. The Company has already begun work on these facilities, though all locations have not yet been announced.

To stand up a new CBD business in the United States, the Company has made significant pre-revenue investments in building a strong team, having established offices in California and Colorado over the past two quarters, with additional offices coming in Illinois and New York. Further, significant headquarters resources, as reflected in Adjusted EBITDA losses attributed to corporate operations below, are devoted to U.S. and global expansion plans.

First Quarter Fiscal 2020 Financial and Operational Summary

	Q1	Q1%
(CDN millions, except where indicated)	2020	2019	Change
Gross revenue[1]	$103.4	$25.9	299%
Net revenue[2]	$90.5	$25.9	249%
Gross margin percentage, before fair value impacts in cost of sales[3]	15%	43%	-28%
Operating expenses[4]	$229.2	$72.7	215%
Adjusted EBITDA[5]	$(92.0)	$(22.5)	309%
Attributed as follows:
- Operations and corporate overhead	$(57.8)	$(11.6)	398%
- Strategic investments and business development	$(18.0)	$(1.9)	847%
- Non-operating or under-utilized facilities	$(16.2)	$(9.0)	80%

Loss on extinguishment of warrants[6]	$(1,176.4)	$-	NM
Net loss	$(1,281.2)	$(91.0)	1308%
Kilograms harvested (kilograms)	40,960	9,685	323%
Inventory and biological assets	$496.6	$341.1	46%
Cash, cash equivalents and marketable securities	$3,140.9	$4,515.0	-30%

NM = Not Meaningful
[1]Includes other revenue adjustments which represent the Company's estimate of variable consideration that may result from rights of return, and which primarily relate to oils and gelcaps.
[2]Includes other revenue adjustments, and the impact from other revenue adjustments on excise taxes.
[3]Gross margin percentage, before fair value impacts in cost of sales, is a non-IFRS measure. See "Non-IFRS Measures" below.
[4]Includes a total of $100.1 million of share-based compensation expense and depreciation and amortization, which are non-cash expenses.
[5]Adjusted EBITDA is a non-IFRS measure. See "Non-IFRS Measures" below.
[6]Relates to a non-cash loss on the extinguishment of warrants held by Constellation upon the amendment of the Investor Rights Agreement between Canopy Growth and Constellation.

First Quarter Fiscal 2020 Revenue Highlights

	Q1	Q1%
(CDN millions)	2020	2019	Change
Canadian recreational cannabis revenue - Business to business[1]	$50.4	$-	NM
Canadian recreational cannabis revenue - Business to consumer	$10.6	$-	NM
Canadian medical cannabis revenue	$13.1	$21.3	-38%
Canadian cannabis gross revenue	$74.1	$21.3	248%
International medical cannabis revenue	$10.5	$3.4	209%
Cannabis gross revenue	$84.6	$24.7	243%
Other revenue	$18.8	$1.2	1467%
Gross revenue	$103.4	$25.9	299%
Excise taxes[2]	$12.9	$-	NM
Net revenue	$90.5	$25.9	249%

[1]Includes other revenue adjustments which represent the Company's estimate of variable consideration that may result from rights of return, and which primarily relate to oils and gelcaps.
[2]Excise taxes is presented net of the impact from other revenue adjustments.

First Quarter Fiscal 2020 Product Sales Highlights

	Q1	Q1%
(CDN millions, except where indicated)	2020	2019	Change
Recreational
Dry cannabis sales (kilograms)	7,673	-	NM
Dry cannabis revenue	$60.8	$-	NM
Cannabis oil and softgels sales (kilogram equivalents)	1,387	-	NM
Cannabis oil and softgels revenue[1]	$0.2	$-	NM
Medical
Dry cannabis sales (kilograms)	807	2,244	-64%
Dry cannabis revenue	$7.2	$18.4	-61%
Cannabis oil and softgels sales (kilogram equivalents)	682	451	51%
Cannabis oil and softgels revenue	$16.4	$6.3	160%

[1]Includes other revenue adjustments which represent the Company's estimate of variable consideration that may result from rights of return.

Canopy Growth sold 10,549 kilograms and kilogram equivalents in Q1 2020, up 13% over Q4 2019.  In Q1 2020, the Company generated gross revenue of $60.8 million from the sale of dry flower format products in the Canadian recreational market, representing an increase of 88% from dried flower sales in Q4 2019. Included in dried cannabis sales in Q1 2020 are sales of 1.4 million higher-margin, pre-rolled cannabis products which represented $9.7 million – or 16% – of our total recreational cannabis revenue.

In Q1 2020, the Company generated gross revenue in the medical market totaling $23.6 million, of which $16.4 million dollars or 70% of gross medical revenue was generated by oil sales. Oil sales in the medical market include sales by subsidiary C3, as well as the Company's traditional finished oils and softgels.  Dried flower sales accounted for $7.2 million dollars of gross medical revenue.

During Q1 2020, we evaluated the form, strain, and estimated on-hand provincial and territorial inventory levels against the recent demand and sales trends that have been observed in the recreational market to ensure we make adjustments to our supply chain based on the purchasing preferences of recreational consumers.  As a result of this evaluation, we believe that the risk of an over-supply of certain oil and softgel formats may exist in certain markets due, in part, to incomplete retail platforms in most provinces.  Based on this assessment, we have estimated variable consideration that may result from rights of return in the amount of $8 million dollars in gross revenue, which corresponds to estimated future returns of $6.4 million, net of excise tax, and the estimated return amount has been reflected in net revenue.

First Quarter Fiscal 2020 Gross Margin (before the fair value impacts in cost of sales) Overview (See Non-IFRS Measures)

Gross margin before fair value impacts in cost of sales in Q1 2020 was $13.2 million, or 15% of net revenue. Comparatively, in Q1 2019 gross margin before fair value impacts in cost of sales was $11.1 million, or 43% of net revenue. The lower gross margin percentage in Q1 2020 was primarily attributable to the impact of operating costs of $16.2 million relating to facilities not yet cultivating cannabis or producing cannabis-related products, or which had under-utilized capacity that resulted in adjustments related to the net realizable value of inventory.  Additionally, there was a shift in product mix in Q1 2020 away from higher-margin, advanced manufactured products due to inventories evening out.

Canopy continues to invest in the finalization of our Canadian cultivation facilities, our hemp-based CBD business, and our advanced manufacturing capabilities in Smiths Falls, Ontario in preparation for the second phase of Canadian recreational cannabis. We expect our gross margins to improve in the coming quarters when all of the cultivation & processing are in use and approaching planned capacity.

Inventory production costs expensed to cost of sales for Q1 2020 were $77.3 million as compared to $14.8 million in Q1 2019. These costs were primarily comprised of the costs of the inventory sold in the period, distribution charges, and the operating costs relating to facilities that were not yet cultivating cannabis, producing cannabis-related products, or had under-utilized capacity.

First Quarter Fiscal 2020 Operating Expense Summary

	Q1	Q1%
(CDN millions)	2020	2019	Change
Sales and marketing	$45.1	$17.3	161%
Research and development	$8.5	$0.8	963%
General and administration	$62.3	$19.6	218%
Acquisition-related costs	$13.2	$1.9	595%
Share-based compensation expense[1]	$87.3	$30.1	190%
Depreciation and amortization[1]	$12.8	$3.0	327%
Total	$229.2	$72.7	215%

[1]Share-based compensation expense and depreciation and amoritization are non-cash expenses

The increase in sales and marketing expense in Q1 2020 over the comparative period was primarily due to increased staffing as we build-out our network of Tweed and Tokyo Smoke-branded retail stores in Canada; increased number of employees in our marketing and sales functions supporting our domestic and international markets; investments aimed at driving brand awareness and educating consumers through various marketing and promotional campaigns. In addition, we're also investing ahead of revenue to prepare for marketing campaigns for the launch of the second phase of recreational cannabis consumer products in Canada, as well as CBD products in the United States, both expected later this year.

The increase in research and development expense in Q1 2020 over Q1 2019 was due to Canopy Growth's investment in new research and development efforts. Included in this are costs associated with hiring advanced degree researchers and engineers, in areas of vape R&D, plant genetics, applied technology and cannabis-based medical therapy clinical research. The new efforts resulted in the Company incurring higher compensation costs associated with the teams conducting research and development activities, costs associated with advanced product and system development and testing, as well as costs associated with conducting external laboratory testing and clinical trials for CBD-based human and animal health products.

General and administration expense in Q1 2020 were higher than Q1 2019 due to an increase in costs associated with enhancing our finance and information technology capabilities, higher public company compliance and regulatory requirements, and administrative costs associated with expanding our operations.

Acquisition-related costs in Q1 2020 increased significantly over Q1 2019 due higher merger and acquisition activity during the current period, most notably entering into and implementing the plan of arrangement with Acreage and closing the acquisitions of C3 and This Works.

The increase in share-based compensation expense is primarily attributable to the continued increase in the number of stock options granted to employees, which is primarily related to the increase in the number of employees of the Company from approximately 1,400 at June 30, 2018 to approximately 3,850 at June 30, 2019. The number of outstanding stock options increased from 19.0 million at June 30, 2018 to 30.7 million at June 30, 2019. Additionally, the grant date fair value of the stock options has increased over the past year, which is primarily attributable to the Company's higher stock price.

First Quarter Fiscal 2020 Adjusted EBITDA summary (See Non-IFRS Measures)

Adjusted EBITDA in Q1 2020 amounted to a loss of $92.0 million, reflecting continuing losses in our core operations in Canada and Europe as we scale as a new business serving a completely new sector, make investments ahead of revenue in many new markets around the world, and make investments in R&D that we believe will generate future value as we build a portfolio of intellectual property that can be used to generate new profit streams in the future. The Company believes these pre-revenue investments are necessary to position the Company to generate a significant and sustained increase in shareholder value over the long-term.

Total other expense, net was $1.1 billion in Q1 2020 as compared to $63 million in Q1 2019. The increase is primarily attributable to a non-cash charge of $1.2 billion on the extinguishment of warrants held by Constellation Brands ("Constellation") upon the amendment of the Investor Rights Agreement between Canopy Growth and Constellation.

First Quarter Fiscal 2020 Earnings Summary

	Q1	Q1%
(CDN millions, except share amounts)	2020	2019	Change
Adjusted EBITDA[1]	$(92.0)	$(22.5)	309%
Attributed as follows:
- Operations and corporate overhead	$(57.8)	$(11.6)	398%
- Strategic investments and business development	$(18.0)	$(1.9)	847%
- Non-operating or under-utilized facilities	$(16.2)	$(9.0)	80%

Net loss	$(1,281.2)	$(91.0)	1308%
Net loss per share (basic and diluted)	$(3.70)	$(0.40)	825%

[1]Adjusted EBITDA is a non-IFRS measure. See "Non-IFRS Measures" below.

First Quarter Fiscal 2020 Balance Sheet and Cash Flow Summary

At June 30, 2019, the Company's cash and cash equivalents available and marketable securities totaled $3.1 billion, representing a decrease of $1.4 billion from March 31, 2019.  The primary uses of cash during the quarter were the acquistions of C3 and This Works ($430.9 million), the premium paid for the Acreage call option ($395.2 million), and capital spending for infrastructure ($211.8 million), with the balance related to ongoing debt servicing and funding for operational losses.

Inventory at June 30, 2019 amounted to $393.7 million (March 31, 2018 - $262.1 million), including $93.1 million in finished goods and $247.2 million of work-in-progress. In addition, biological assets amounted to $102.9 million, which together with inventory totaled $496.6 million.

Events Subsequent to First Quarter Fiscal 2020

  On July 2, 2019 Mark Zekulin was appointed as sole Chief Executive Officer and Rade Kovacevic was appointed President of the Company upon the termination of Bruce Linton as Co-Chief Executive Officer of the Company. A search has commenced to identify Mr. Zekulin's replacement as the Company's Chief Executive Officer.
  On August 9, 2019 the Company announced that it had entered into an agreement to acquire all of the remaining unowned shares in Beckley Canopy Therapeutics ("BCT"), a global cannabinoid-based medical researcher. The closing of the transaction is subject to regulatory approval and certain other closing conditions.

The unaudited Consolidated Financial Statements and Management's Discussion and Analysis for the three months June 30, 2019 will be filed on SEDAR, and will be available at www.sedar.com. The basis of financial reporting in the Unaudited Condensed Consolidated Financial Statements and Management's Discussion and Analysis is in thousands of Canadian dollars, unless otherwise indicated.

Non-IFRS Measures
Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

This measure is calculated as net revenue less inventory production costs expensed to cost of sales, divided by net revenue, and may be computed from the consolidated statements of operations presented within this news release.

Adjusted EBITDA, a non-IFRS measure, is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Adjusted EBITDA is calculated as earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. The Company attributes Adjusted EBITDA to its operations and corporate overhead, strategic investments and business developments, and non-operating or under-utilized facilities. The Adjusted EBITDA reconciliation is presented within this news release and explained in Management's Discussion & Analysis under "Adjusted EBITDA (Non-IFRS Measure)", a copy of which will be filed on SEDAR.

Webcast and Conference Call Information
The Company will host a conference call and audio webcast with Mark Zekulin, CEO and Mike Lee, CFO at 8:30 AM Eastern Time on August 15, 2019.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/2051231/A14492AD4B016E74A761B5AF588F79D4

Calling Information
Toll Free Dial-In Number: 1-888-231-8191
International Dial-In Number: (647) 427-7450
Conference ID: 5299923

Replay Information
A replay of the call will be accessible by telephone until 11:59 PM ET on September 15, 2019.
Toll Free Dial-in Number: 1-855-859-2056
Replay Password: 5299923

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 5.2 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company's expectations with respect to the Q1 fiscal 2020 harvest, the Company's expectation for additional finished inventory available for sale in Q2 fiscal 2020, bringing CBD products to market by the end of fiscal 2020, the accelerated market expansion for Acreage, the anticipated benefits of the rebranding of Spectrum Therapeutics on the Company's market share, the potential opportunity for cannabis products in Europe and the anticipated Increase in Canadian and Danish product availability, the anticipated increased sales from Storz & Bickel, the expectation that facilities will be fully operational in the months ahead, the launch of new CBD consumer products and brands in fiscal 2020, the timing for implementation of the transaction with Acreage. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including changes in laws, regulations and guidelines; compliance with laws; international laws; operational, regulatory and other risks; execution of business strategy; management of growth; difficulty to forecast; reliance on licences; risks inherent in an agricultural business; contracts with provincial and territorial governments; constraints on marketing products; risks inherent in acquisitions and investments; expansion into foreign jurisdictions; governmental regulations; cannabis is a controlled substance in the United States; Farm Bill risks; assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory and court approvals for the transaction with Acreage; and such risks contained in the Company's management information circular of the Company dated May 17, 2019 and in the annual information form dated June 27, 2018 and filed with Canadian securities regulators and available on the Company's issuer profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED	June 30,	March 31,
(Expressed in CDN $000's)	2019	2019

Assets
Current assets
Cash and cash equivalents	$1,816,632	$2,480,830
Marketable securities	1,324,255	2,034,133
Amounts receivable	102,766	106,974
Biological assets	102,908	78,975
Inventory	393,738	262,105
Prepaid expenses and other current assets	124,042	107,123
	3,864,341	5,070,140

Investments in equity method investees	113,321	112,385
Other financial assets	746,691	363,427
Property, plant and equipment	1,429,285	1,096,340
Intangible assets	528,607	519,556
Goodwill	1,931,915	1,544,055
Other long-term assets	31,391	25,902

	$8,645,551	$8,731,805

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$256,819	$226,533
Current portion of long-term debt	18,288	103,716
Other current liabilities	97,647	81,414
	372,754	411,663

Long-term debt	787,508	842,259
Deferred tax liability	104,118	96,031
Share repurchase credit liability	1,274,972	-
Other long-term liabilities	212,989	140,404

	2,752,341	1,490,357

Shareholders' equity
Share capital	6,074,786	6,026,618
Other reserves	2,902,704	1,673,472
Accumulated other comprehensive income	(34,057)	28,630
Deficit	(3,334,686)	(777,087)

Equity attributable to Canopy Growth Corporation	5,608,747	6,951,633

Non-controlling interests	284,463	289,815

Total equity	5,893,210	7,241,448

	$8,645,551	$8,731,805

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018
UNAUDITED	June 30,	June 30,
(Expressed in CDN $000's except share amounts)	2019	2018

Revenue	$103,391	$25,916
Excise taxes	12,909	-

Net revenue	90,482	25,916

Inventory production costs expensed to cost of sales	77,313	14,832

Gross margin before the undernoted	13,169	11,084

Fair value changes in biological assets included in inventory sold and other inventory charges	46,130	26,388
Unrealized gain on changes in fair value of biological assets	(139,019)	(57,289)

Gross margin	106,058	41,985

Sales and marketing	45,096	17,266
Research and development	8,474	756
General and administration	62,271	19,588
Acquisition-related costs	13,182	1,884
Share-based compensation expense	77,081	23,072
Share-based compensation expense related to acquisition milestones	10,281	7,095
Depreciation and amortization	12,779	3,030

Operating expenses	229,164	72,691

Loss from operations	(123,106)	(30,706)

Loss on extinguishment of warrants	(1,176,350)	-
Other income (expense), net	32,621	(62,995)
Total other (expense) income, net	(1,143,729)	(62,995)

Loss before income taxes	(1,266,835)	(93,701)

Income tax (expense) recovery	(14,333)	2,723

Net loss	$(1,281,168)	$(90,978)

Net loss attributable to:
Canopy Growth Corporation	$(1,283,055)	$(80,277)
Non-controlling interests	1,887	(10,701)
	$(1,281,168)	$(90,978)

Net loss per share, basic and diluted
Net loss per share:	$(3.70)	$(0.40)
Weighted average number of outstanding common shares:	346,779,156	200,160,740

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018
UNAUDITED	June 30,	June 30,
(Expressed in CDN $000's)	2019	2018

Net inflow (outflow) of cash related to the following activities:

Operating
Net loss	$(1,281,168)	$(90,978)
Adjustments for:
Depreciation of property, plant and equipment	16,226	3,661
Amortization of intangible assets	7,165	2,632
Share of loss on equity investments	1,833	2,569
Fair value changes in biological assets included in inventory sold and other charges	46,130	26,388
Unrealized gain on changes in fair value of biological assets	(139,019)	(57,289)
Share-based compensation	87,362	30,951
Other assets	-	(3,120)
Loss on extinguishment of warrants	1,176,350	-
Other income and expense	(21,400)	58,152
Income tax expense	14,333	(2,951)
Non-cash foreign currency	2,834	834
Changes in non-cash operating working capital items	(68,936)	(38,490)

Net cash used in operating activities	(158,290)	(67,641)

Investing
Purchases and deposits of property, plant and equipment	(211,824)	(153,654)
Purchases of intangible assets	(1,768)	(2,815)
Redemption (purchase) of marketable securities	687,818	(1,212)
Investments in equity method investees	(2,824)	(3,500)
Investments in other financial assets	(29,414)	(21,759)
Premium paid for Acreage Call Option	(395,190)	-
Net cash outflow on acquisition of subsidiaries	(430,948)	(41)
Change in acquisition related liabilities	(21,447)	-

Net cash used in investing activities	(405,597)	(182,981)

Financing
Payment of share issue costs	(74)	(301)
Proceeds from issuance of shares by Canopy Rivers	86	787
Proceeds from exercise of stock options	16,077	1,758
Proceeds from exercise of warrants	427	133
Issuance of long-term debt	-	600,000
Payment of long-term debt issue costs	-	(16,045)
Repayment of long-term debt	(98,207)	(374)

Net cash (used) provided by financing activities	(81,691)	585,958

Effect of exchange rate changes on cash and cash equivalents	(18,620)	-

Net cash (outflow) inflow	(664,198)	335,336
Cash and cash equivalents, beginning of period	2,480,830	322,560

Cash and cash equivalents, end of period	$1,816,632	$657,896

Adjusted EBITDA[1]Non-IFRS Measure	Three months ended
(In CDN$000's)	June 30, 2019	June 30, 2018

Adjusted EBITDA[1]Reconciliation
Loss from operations - as reported	$(123,106)	$(30,706)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	46,130	26,388
Unrealized gain on changes in fair value of biological assets	(139,019)	(57,289)
	(92,889)	(30,901)
Share-based compensation expense	87,362	30,951
Acquisition-related costs	13,182	1,884
Depreciation and amortization (per statements of cash flows)	23,391	6,293
	123,935	39,128
Adjusted EBITDA	$(92,060)	$(22,479)

[1]Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 17:01e 14-AUG-19